FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 21, 2021, announcing that Gilat's Proven ESA Technology Successfully Demonstrated over Inmarsat's Global Xpress.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 21, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's Proven ESA Technology Successfully Demonstrated
over Inmarsat's Global Xpress

Gilat's open-architecture Electronically Steered Antenna has been integrated with Inmarsat's G-MODMAN solution

Petah Tikva, Israel, January 21, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT) a worldwide leader in satellite networking technology, solutions and services, announces the successful test of its Electronically Steered Antenna (ESA) over Inmarsat's Global Xpress (GX) network. Gilat's open-architecture proven ESA has been integrated with Inmarsat's G-MODMAN solution.

For the first time, a live demonstration of an ESA terminal was performed on an Inmarsat operational GX satellite. The successful test was performed on Inmarsat-5 F1 satellite at 62.6 degrees East. Gilat's self-pointing antenna logged-on automatically to the GX network, supporting bi-directional real-time communication in both fixed and dynamic antenna positioning modes. Beam steering under the changing elevation and skew angles was done while managing the power spectral density (PSD) threshold, in order to minimize interference with neighboring satellites, in accordance to regulations.

"We are pleased with the successful demonstration of Gilat's ESA technology operating over Inmarsat's Global Xpress network," said Jerome Soumagne, Chief Engineer, VP Networks at Inmarsat. "The seamless integration of our G-MODMAN with Gilat's antenna control system, via standard open interfaces, is a key enabler to demonstrate the ability to support Electronic Steered Array Technology in Inmarsat’s global satellite network."

"We are delighted to partner with Inmarsat, for yet another industry first, demonstrating our proven ESA technology on their Global Xpress constellation," said Roni Stoleru, Vice President Antenna Products & Strategy at Gilat. "Having integrated Gilat's ESA with Inmarsat's G-MODMAN further emphasizes Gilat’s ESA leadership and readiness for commercial deployment."

About Inmarsat
Inmarsat is the world leader in global, mobile satellite communications. It owns and operates the world’s most diverse global portfolio of mobile telecommunications satellite networks, and holds a multi-layered, global spectrum portfolio, covering L-band, Ka-band and S-band, enabling unparalleled breadth and diversity in the solutions it provides. Inmarsat’s long-established global distribution network includes not only the world’s leading channel partners but also its own strong direct retail capabilities, enabling end to end customer service assurance.

The company has an unrivalled track record of operating the world’s most reliable global mobile satellite telecommunications networks, sustaining business and mission critical safety & operational applications for more than 40 years. It is also a major driving force behind technological innovation in mobile satellite communications, sustaining its leadership through a substantial investment and a powerful network of technology and manufacturing partners.

Inmarsat operates across a diversified portfolio of sectors with the financial resources to fund its business strategy and holds leading positions in the Maritime, Government, Aviation and Enterprise satcoms markets, operating consistently as a trusted, responsive and high-quality partner to its customers across the globe. For further information, follow us: Twitter | LinkedIn | Facebook | YouTube | Instagram.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com